CAMPBELL GLOBAL TREND FUND, L.P.
C/O CAMPBELL & COMPANY, INC.
2850 QUARRY LAKE DRIVE
BALTIMORE, MARYLAND 21209
August 6, 2010
Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	Campbell Global Trend Fund, L.P. (the “Company”)
Registration Statement on Form S-1 (File No. 333-166321)
Dear Ms. Garnett:
     We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 1:00 p.m. on Friday, August 6, 2010, or as soon thereafter as reasonably practicable.
     We hereby acknowledge that:
1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

CAMPBELL GLOBAL TREND FUND, L.P.		CAMPBELL & COMPANY, INC.

By:	Campbell & Company, Inc.,
its General Partner

By:	/s/ Theresa D. Becks	By:	/s/ Theresa D. Becks

	Name: Theresa D. Becks		Name: Theresa D. Becks
	Title: Chief Executive Officer		Title: Chief Executive Officer
	(Principal Executive Officer)		(Principal Executive Officer)

By:	/s/ Gregory T. Donovan	By:	/s/ Gregory T. Donovan

	Name: Gregory T. Donovan		Name: Gregory T. Donovan
	Title: Chief Financial Officer		Title: Chief Financial Officer
	(Principal Financial Officer)		(Principal Financial Officer)
cc: Erin Martin, Esq.
      Via facsimile (703) 813-6984